Exhibit (a)(viii)

ALLIANZ GLOBAL INVESTORS MANAGED ACCOUNTS TRUST

(Formerly, Fixed Income SHares)

AMENDMENT NO. 1 TO

THE THIRD AMENDED AND RESTATED AGREEMENT AND DECLARATION OF

TRUST

The undersigned, being at least a majority of the Trustees of Allianz Global Investors Managed Accounts Trust (formerly, Fixed Income SHares) (the “Trust”), having determined it to be consistent with the fair and equitable treatment of all shareholders of the Trust, hereby amend the Trust’s Third Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), a copy of which is on file in the office of the Secretary of State of the Commonwealth of Massachusetts, as follows:

1. The first sentence of Section 6 of Article III of the Declaration of Trust is hereby amended to read in its entirety as follows:

“Establishment and Designation of Series and Classes. Without limiting the authority of the Trustees set forth in Section 5, inter alia, to establish and designate any further Series or classes or to modify the rights and preferences of any Series or class, the following Series shall be, and are hereby, established and designated: (1) “Fixed Income SHares: Series C”, (2) “Fixed Income SHares: Series M”, (3) “Fixed Income SHares: Series R”, and (4) “Fixed Income SHares: Series TE”.

The foregoing amendment shall be effective as of the time it is filed with the Secretary of State of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, we have hereunto set our hand for ourselves and for our successors and assigns as of the 4th day of April, 2012.

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears that the provisions of the General Laws relative to corporations have been complied with, and I hereby approve said articles; and the filing fee having been paid, said articles are deemed to have been filed with me on:

April 10, 2012 12:41 PM

WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth